Exhibit 99.1

Arris Resources Inc
(Formerly Bassett Ventures Inc.)

Financial Statements
(Stated in Canadian Dollars)

Nine Months Ended September 30, 2008

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Balance Sheets
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	September 30, 2008	December 31, 2007
	$	$
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash and cash Equivalents	1,019,831	764,583
Prepaid expenses	936	-
Amounts Receivable	4,314	2,104
	1,025,081	766,687

Oil and gas property (note 3)	150,000	150,000
Equipment (note 4)	8,058	5,653

	1,183,139	922,340

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	174,862	148,558
Due to/from related parties	(264)	-
	174,598	148,558

SHAREHOLDER'S EQUITY
Share Capital (note 5(a))	2,557,552	2,216,302
Contributed Surplus	670,374	670,374
Deficit	(2,219,385)	(2,112,894)
	1,008,541	773,782

	1,183,139	922,340

Continuance of Operations (note 1)

Approved by the Board of Directors:

“Lucky Janda”	“Harpreet Janda”
Director	Director

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Statements of Operations and Deficit
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	For three months ending		For the nine months ending
	September 30,		September 30,
	2008	2007	2008	2007

Expenses

Abandonment cost	-	-	27,429	-
Administrative	-	443	-	3,836
Amortization	542	455	1,765	1,365
Bank charges	175	264	464	1,008
Consulting expense	26,967	-	36,717	-
Foreign exchange loss	(26,437)	18,902	(32,360)	18,902
Office	630	204	747	2,934
Professional fees	15,193	6,763	17,660	11,715
Rent	27,000	-	48,690	-
Travel	3,533	-	6,033	-
Trust and filing fees	3,653	6,784	13,496	15,686
Wages and benefits	-	-	-	29

Loss before other items:	(51,256)	(33,815)	(120,641)	(55,475)
Interest income	4,740	4,621	14,150	14,888
Forgiveness of debt	-	-	-	27,004
Net loss from continuing operations	(46,516)	(29,194)	(106,491)	(13,583)
Deficit, beginning of period	(2,172,869)	(2,073,950)	(2,112,894)	(2,089,561)
Deficit, end of period	(2,219,385)	(2,103,144)	(2,219,385)	(2,103,144)

Basic and diluted loss per common share	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average number of common shares outstanding	12,543,368	6,266,194	12,543,368	3,374,137

See accompanying notes to the financial statements

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Statements of Cash Flows
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2008	2007	2008	2007

Cash provided by (Used for):

Operating Activities
Net loss for the year from continuing operations	(46,516)	(29,194)	(106,491)	(13,583)
Adjustment for items which do not involve cash:
Amortization	542	455	1,765	1,365
Forgivenss of debt	-	-	-	(27,004)
	(45,974)	(28,739)	(104,726)	(39,222)
Change in non-cash working capital components:
Amounts receivable	(352)	(2,334)	(2,210)	(548)
Prepaid expenses	(936)	-	(936)	-
Accounts payable and accured liabilites	9,463	9,319	26,304	10,815
Due to/from related parties	(264)	-	(264)	-
	(38,063)	(21,754)	(81,832)	(28,955)

Investing Activities
Purchase of equipments	(1,471)	-	(4,170)	-
Oil and gas property Acquisition	-	-	-	(151,800)
Defered cost	-	-	-	-

Financing Activities
Common shares issued for cash, net of issue costs	-	258,067	-	390,487
Commitment to issue shares	-	-	341,250	-

Increase (dec) in cash and cash equivalents from continuing
operations	(39,534)	236,313	255,248	209,732

Cash and cash equivalents from continued operations,
beginning of year.	1,059,365	531,577	764,583	558,158

Cash and cash equivalents, end of year	1,019,831	767,890	1,019,831	767,890

See accompanying notes to the financial statements

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Notes to Consolidated Financial Statements
Nine months ended September 30, 2008 and 2007
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada. The Consolidated Financial Statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc. Through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software. In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at December 31, 2007, the Company has a working capital of $618,506 (2006 – $403,627) and has accumulated operating deficit of $2,111,441. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”). Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively. Leasehold improvements are amortized on a straight-line basis over six years.

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Notes to Consolidated Financial Statements
Nine months ended September 30, 2008 and 2007
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.

Oil & Gas Property

Oil and natural gas properties are accounted for using the successful effort method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Notes to Consolidated Financial Statements
Nine months ended September 30, 2008 and 2007
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented, as it is anti-dilutive to the loss per share figures.

Changes in Accounting Policies

Effective January 1, 2007 the Company adopted the new recommendations from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3251, Equity and Section 3865, Hedges. The adoption of these new financial instruments standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transitional adjustments that have been recorded in opening accumulated other comprehensive income as described below. The components of equity and changes thereto have been disclosed. The standards are applied retroactively with prospective presentation except for adjustments relating to cumulative translation adjustments to account for foreign self-sustaining subsidiaries, which are applied and presented retroactively. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

(a) CICA 1530 - Comprehensive Income and equity
Section 1530 of the CICA Handbook introduced a new requirement effective for fiscal years beginning on or after October 1, 2006 to temporarily present gains and losses from changes in fair value outside net income. Comprehensive income is described as the change in a company's net assets that results from transactions, events and circumstances related to sources other than the company's shareholders. The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is effective for fiscal years beginning on or after October 1, 2006. The Company has adopted this policy effective January 1, 2007, but the results of both comprehensive income and accumulated comprehensive income are not material to the financial statements and therefore no additional disclosure has been included.

(b) CICA 3855 - Financial assets and financial liabilities
Under Section 3855, financial assets and financial liabilities are initially recognized at fair value and are subsequently measured based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. The classification generally cannot be changed subsequent to the designation at the initial recognition of the instruments.
         Held for trading
Financial assets that are purchased and held with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in fair value recognized in net earnings during the period. Cash and cash equivalents were classified as held for trading, as these instruments are highly liquid, are readily convertible to known amounts of cash, and are so near maturity that there is no significant risk of changes in value due to rate changes.
         Loans and receivables
         Accounts receivable and accrued revenues are designated as "loans and receivables".
         Other Liabilities
         Accounts payable and long-term debt are designated as "other liabilities".
         Held-to-maturity
Securities that have a fixed maturity date and which the Company has a positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No investments were classified as held-to-maturity on January 1, 2007.
         Available-for-sale

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Notes to Consolidated Financial Statements
Nine months ended September 30, 2008 and 2007
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets designated to be available-for-sale or not designated as one of the above categories are classified as available-for-sale. These assets are accounted for at fair value, with changes in fair value recognized in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net earnings. Gains and losses realized on disposal of available-for-sale securities are recognized in net earnings. No investments were classified as available-for-sale on January 1, 2007.

(c) CICA 3861 - Financial Instruments
All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

Recent accounting pronouncements issued and not yet adopted. The following accounting standards will apply to fiscal periods commencing on or after October 1, 2007:

Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's objectives, policies and processes for how it manages its capital. A company must also disclose qualitative data about what the entity regards as capital; and whether the company has complied with any capital requirements and if not, the consequences of such non-compliance. The Company will adopt this new standard effective January 1, 2008.

Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from both recognized and unrecognized financial instruments to which the entity is exposed and how the entity manages those risks. The Company will adopt this new standard effective January 1, 2008.

Section 3863, "Financial Instruments - Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of the standards described in Section 3861, "Financial Instruments -Disclosures and Presentation". The Company will adopt this new standard effective January 1, 2008.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

3.	OIL& GAS PROPERTY

Alexander, Alberta:

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.
An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held and average 40% working interests in the expired land.

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Notes to Consolidated Financial Statements
Nine months ended September 30, 2008 and 2007
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

4.	EQUIPMENT

			September 30,
			2008	December 31 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	1,438	1,976	2,305
Computer equipment	19,110	14,288	4,822	1,771
Leasehold improvements	2,522	1,262	1,260	1,577
	25,046	16,988	8,058	7,653

5.	SHARE CAPITAL

a)	Authorized share capital consists of unlimited common shares without par value.

	Number of Shares	$
Balance, December 31, 2006	9,216,843	1,830,287
Exercise of warrants	1,000,000	132,420
Share capital consolidation (1)	(8,173,475)
Private placements (2)	5,250,000	254,604
Share subscription receivables		(1,009)
Balance, December 31, 2007 and June 30, 2008	7,293,368	2,216,302
Exercise of warrants	5,250,000	341,250
Balance, September 30, 2008	12,543,368	2,557,552

(1) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis.
(2) Net of share issue costs of $22,441

b)	Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for the quarter ending September 30, 2008.

		Weighted Average
	Number of Shares	Exercise Price
		$
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402,333)	0.96
Outstanding at December 31, 2007	-	-
Expired/Cancelled/Consolidated	-	-

Outstanding at September 30, 2008	-	-

As at September 30, 2008, there were no options outstanding.

ARRIS RESOURCES INC. (Formerly Bassett Ventures Inc.)
Notes to Consolidated Financial Statements
Nine months ended September 30, 2008 and 2007
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

5.	SHARE CAPITAL (continued)

c)	Warrants

The following is a summary of Company’s outstanding warrants as of September 30, 2008

	Number of Shares	Weighted Average
		Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16 (1)
Exercised	(1,000,000)	0.16 (1)
Consolidated	(3,200,000)	0.68(1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2) and June 30, 2008	6,050,000	0.15
Expired(3)	(800,000)
Exercised	(5,250,000)	.07
Balance at September 30, 2008	-	-

(1)	Adjusted for the 5:1 share consolidation on July 11, 2007
(2)	At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.
(3)	Warrants expired on June 14, 2008.